EJ Sterling, LLC
(A Wholly Owned Subsidiary of JPED Holdings, LLC)
Notes to the Statement of Financial Condition
December 31, 2015

1.   Organization and Summary of Significant Accounting Policies

EJ Sterling, Inc. (the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Regulatory Authority ("FINRA") engaged primarily in the execution of stock transactions for customers. The Company is a non-clearing broker and does not handle any customer funds or securities. The Company has an office in New York, New York and derives revenue mainly in the form of commissions from the sale of stocks traded on various stock exchanges and individual variable annuities.

The Company is incorporated in the state of Indiana. The Company is a wholly owned subsidiary of JPED Holdings, LLC ("the Parent"). The Company registered to do business in the State of New York and Florida and began operations as a broker-dealer on December 1, 2011.

In January 2014, the Company changed its name to EJ Sterling, LLC pursuant to a tax restructuring from a C-Corporation to a Limited Liability Company effective in December 2013.

Subsequent Events
The Company evaluates subsequent events through the date of issuance. This financial statement considered subsequent events through February 17, 2016 the date the financial statements was available to be issued.

Following is a description of the significant accounting policies and practices followed by the Company in the preparation of the accompanying statement of financial condition. These policies conform to accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and cash equivalents
The Company considers cash and all highly liquid instruments with original maturities of three months or less, that are not held for sale in the ordinary course of business, to be cash equivalents for the statement of financial condition purposes. The Company maintains its cash in a bank deposit account which, at times, may exceed federally insured limits. The company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Financial Instruments
The Company's financial instruments include cash and receivable from clearing organization and payable for which carrying values approximate fair values due to the short maturities of those instruments.

Receivable from clearing organization
The Company maintains a brokerage account with a clearing organization through which all trading transactions are cleared. The receivable and certain cash deposits owned are with the same organization. The Company is subject to credit risk if the organization is unable to repay the receivable or return cash deposits in its custody.

1. **Organization and Summary of Significant Accounting Policies (continued)**

    Income Taxes
    The Company follows the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), as revised, on Uncertainty in Income Taxes. The guidance imposes a threshold for determining when an income tax benefit can be recognized for financial statement purposes. The threshold now imposed for financial statement reporting generally is higher than the threshold imposed for claiming deductions in income tax returns. Under the revised guidance, the tax benefit from an uncertain tax position can be recognized for financial statement purposes only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities including the resolution of appeals or litigation processes, if any. The revised rules also provide guidance on classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Management believes there were no material uncertain tax positions at December 31, 2015.

    Income taxes have not been provided for because the partnership income and credits are passed through to the members and combined with their other personal income and deductions to determine taxable income on their individual tax returns.

    The Company files U.S. federal income tax returns and state income tax returns in New York, Florida, and Indiana. Returns filed in these jurisdictions for tax years ended on or after December 31, 2012 are subject to examination by the relevant taxing authorities.

    Property and Equipment
    Property and equipment are recorded at cost net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives, ranging from 5-7 years.

    Off-balance sheet risk
    In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or clearing agent is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. As of December 31, 2015, the Company was not exposed to such risk.

    Concentration of credit risk
    The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party with which it conducts business. As of December 31, 2015, the Company was not exposed to such risk.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2015, the Company had net capital of $41,295, which was $30,787 in excess of the minimum amount required.

SEC Rule 15c3-3 under the Securities and Exchange Act of 1934 ("SEC Rule 15c3-3") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. The Company clears all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money to customers and therefore is exempt from the provisions of SEC Rule 15c3-3 pursuant to paragraph k(2)(ii).

3. Receivable from clearing organization

The receivable balance from the clearing organization has not historically required any write-offs for credit losses and is stated at the amount management expects to collect from outstanding balances. Based on management's evaluation of collectability, an allowance for doubtful accounts is not required.

4. Deposit with clearing organization

The Company's clearing organization is Sterne Agee Clearing, Inc. The agreement between the Company and the clearing organization requires that the Company maintain a collateral deposit of $15,000. The collateral deposit balance as of December 31, 2015 is $15,000.

5. Property and equipment

Property and equipment as of December 31, 2015 consist of the following:

Computer equipment and software	$ 9,233
Furniture and fixtures	48,300
	57,533
Less: accumulated depreciation and amortization	13,600
Net property and equipment	$ 43,933

6.   Commitments and contingencies

The Company is obligated under a non-cancelable operating lease for its office facility in New York, New York, expiring in 2016. The approximate future minimum lease commitments are as follows:

Years ending December 31,	
2016	$ 11,563
	$ 11,563